SECUREVIEW SYSTEMS, INC.

CONSOLIDATED INTERIM FINANCIALSTATEMENTS

For the six months ended September 30, 2004 Unaudited, prepared by management (Stated in Canadian Dollars)

The unaudited consolidated financial statements of Securview Systems, Inc. (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a} of the National Instrument 51-102 Continuous Disclosure Obligations.

SECUREVIEW SYSTEMS, INC.

Consolidated Balance Sheets

As of

	Unaudited	Audited
	September 30	March 31
	2004	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$-	$2,580
Prepalds and sundry assets	5,157	5,157
TOTAL CURRENT ASSETS	5,157	7,737
PROPERTY AND EQUIPMENT, at cost, net of
accumulated amortization of $4,068 and $3,969	1,524	1,623
OTHER ASSETS
Loan receivable (note 4)	150,000	150,000
Goodwill (note 5)	1	1
Deferred costs (note 6)	-	-
	150,001	150,001
TOTAL ASSETS	$156,682	$159,361
LIABILITIES
CURRENT LlABlLmES
Accounts payable and accrued Ifabilities	$314,105	$298,985
loan payable (note 7)	212,745	337,745
Due to director (note 8)	30,970	30,970
	557,820	667,700
SHAREHOLDERS' CERCIT
Share capital	4,980,523	4,980,523
Deficit	(5,381,661)	(5,488,862)
	(401,138)	(508,339)
TOTAL LIABIUTIES AND SHAREHOLDERS' DERCIT	$156,682	$159,361
APPROVED ON BEHALF OF THE BOARD
"Donald L. Perks"	.Cindy Perks.
Director	Director

See Notes to Unaudited Interim Consolidated Financial Statements.

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SECUREVICW SYSTEMSj INC.

Unaudited Consolidated Statements of Operations and Deficit

As of

	Three Monl11s		Six Months
	Ended September 3D,		Ended September 3O,
	2004	2003	2004		2003
Expenses
Accounting, legal and audit	$19,524	$9,707	$21,574		$14,548
Amortization	99	131	99		263
Bank charges and interest	115	74	115		4,016
Consulting fees	-	-	-		630
Investor relations	.	1,469	.		1,675
Management fees	-	.	.		7,500
Office and administration	.	4,626	.		8,667
Rent	.	10,000	.		14,500
Trust and filing fees	1,011	4,797	1,011		6,026
Travel and accommodation	-	275	.		275
Loss before the undernoted	$(20,749)	$(31,079)	$(22,799)		$(58,100)

Forgiveness of debt	125,000	.	125,000
	125,000	-	125,000
Net income/{Ioss) from operations	104,251	(31,079)	102,201		(58,100)
Net Income/(Iess) per basic and diluted common share	$0.01	$(0.00)	$0.01	f	(0.00)
Weighter Average Number of Shares Outstanding
(Basic and Diluted)	14,995,642	13,758,108	14,995,642	13,758,108

See Notes to Unaudited Interim Consolidated Financial Statements.

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SECUREVIEW SYSTEMS) INC.

Unaudited Consolidated Statements of Cash Flows

As of

		Three Months			Six Months
		Ended September 30,			Ended September 3D,
		2004	2003		2004		2003
OPERATING ACTMTlES
Net income/floss) from operations		$104,251	$(31,079)		$102,201		$(5B,100)
Adjustments for items not involving cash:
Amortization		99	131		99		263
Forgiveness of debt		(125,000)			(125,000)		.
		(20,650)	(30,948)		(22,700)		(57,837)
Changes in non-cash working capital components from the previous
, year and from current business combination:
Accounts receivable		-	(586)		-		(341)
Accounts payable and acaued Dabifdies		18,070	20,453		20,120		30,280
Due tolfrom related parties			12,275		-		29,219
		(2,580)	1,194		(2,580)		1,315
Net cash (used) pro.,.;ded during the period		(2,580)	1,194		(2,580)		1,315
Cash . beginning of period		2,580	432		2,580		312
Cash. end of peri cd	$	.	$1,626		$-		$1,621
Supplemental Cash Flow Information
Interest Paid		-	$-		$-
Income Taxes Paid		.	$-	$	.	$

See Notes to Unaudited Interim Consolidated Financial Statements.

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SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements (Unaudited)

(1)

Nature of Past Oaerations

The company has an interest in a software development, training and consulting company, Lute Linux.com eLute"), which is currently inactive. In the prior year, the Company's business was the operation of an internet sports contest website, ProsportspooLcom, and prior to that the Company's business focus had been the acquisition and exploration of resource properties. The Company is no longer active in any of these areas and has in the past year sold its interest in all mineral claims as disclosed in note (4).

The Company's subsidiary, Lute Linux.com ("Lute"), which the Company acquired on October 24, 2001, was developing the "fedcam", an inexpensive remote monitoring system that operates through the internet and a secure website. The project is currently not being funded by the Company.

(2)

Goln_ Concern Assumption

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses, has had, in the past, negative cash flows from operations and negative working capital that raises substantial doubt as to its ability to continue as a going concern.

The ability of the Company to continue as a going-concern is contingent upon its ability to secure financing arrangements to meet its obligations as they become due.

Management is pursuing options to acquire an operating entity that will provide cash flows to finance operations of the Company. The Company has also entered into negotiations with its creditors to satisfy its obligations by the issuance of common shares. Although the Company plans to pursue these options, there can be no assurance that the Company will be able to complete the desired transactions and obtain financing when needed or obtain such on terms satisfactory to the Company, if at all.

(3)

Summary of sianificant accountina policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous period. Outlined below are those policies considered particularly significant.

Unit of Measurement

Canadian currency is being used as the unit of measurement in the accompanying financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lute Linux.com. All significant intercompany transactions and balances have been eliminated on consolidation.

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SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements (Unaudited)

(3)

Summary of sianificant accounting policies (Continued)

Use of Estimates

Preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that might affect the amounts reported in the financial statements and related notes to financial statements. The estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may differ from the estimates, although management does not believe such changes will materially affect the financial statements.

Equipment

Equipment is stated at cost. Amortization, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods.

Computer hardware

30%

Declining balance

Additions during the year are amortized at half the normal rate.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed. Commencing April 1, 2002, the Company uses the impairment approach in accounting for intellectual rights whereby each individual asset is tested for impairment on an annual basis and any other time if events occur or circumstances change that would more than likely not reduce the fair value of the reporting unit goodwill below its carrying value.

If the carrying amount of the reporting unit goodwill exceeds the impaired fair market value of that goodwill, an impairment loss is recorded in net earnings (loss). Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures including: amounts the unit as a whole could be bought or sold in a current transaction between willing parties; using present value techniques for estimated future cash flows; or using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

Deferred Costs

Exploration costs are deferred until the properties are to be placed into production, sold or abandoned. These deferred costs are to be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, for the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sale discretion of the Company, are recorded in the accounts when the payments are made. The recorded cost of mineral claims and their related deferred exploration costs represent the costs incurred and are not intended to reflect present or future values.

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SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements (Unaudited)

(3)

Summarv of sl_nificant accountin_ policies (Continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they incur. The amount of future income tax assets recognized is limited to the amount that is likely to be realized.

Impainnent of Assets

The Company monitors the recoverability of long-lived assets including equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews factors such as market value, future assets utilization and business climate and, when such indicators exist, compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset. If such cash flows are less than the carrying value, the impairment charge to be recognized equals the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is generally measured equal to the estimated future undiscounted net cash flows from the asset or the assets.

Financial Instruments

The carrying amount of cash, loan receivable, accounts payable, accrued liabilities and loans payable and due to director approximate their aggregate fair value due to the relatively short term maturity of these instruments.

Stock-based Compensation

Effective April 1, 2002, the Company adopted section 3870 of the Canadian Institute of

Chartered Accountants Handbook, "Stock-based Compensation and Other Stock-based Payments. n Under the standard, payments to non-employees and to employees that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards.

Prior to adoption of the new standard, no compensation expense was calculated, recorded or otherwise disclosed for the Company's stock-based incentive plans when options were granted. Any consideration paid by those exercising stock options was, and continues to be, credited to share capital upon receipt.

The new recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported. As the Company has issued no stock options in the current year, there is also no impact on these financial statements.

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SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements (Unaudited)

(3)

Summary of si_mificant accountina policies (Continued)

Loss per Share

The loss per share is calculated by dividing the 105s applicable to the common shares by the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated suing the treasury stock method and reflects the potential dilution by including stock options and contingently issuable shares, in the weighted average number of common shares outstanding for the year, if dilutive.

(4)

Loan Receivable

The loan receivable is from a former director of the Company and is unsecured, noninterest bearing and has no fIXed terms for repayment.

During the year ended March 31, 2004 a fonner director of the Company purchased the Company's sole mineral resource property for $150,000. The receivable was assigned to a company wholly-owned by the former director.

(5)

Goodwill

On October 24, 2001, the Company issued 4,675,000 of its common shares for 100% of the issued and outstanding common shares of Lute. The fair value of Lute exceeded the net identifiable assets acquired at that time by $201,696. In 2002, due to an impairment of the fair market value of the assets of Lute, the Company wrote-down the goodwill to a nominal amount.

(6)

Deferred Costs

During the year ended March 31, 2004, the Company sold its 100% interest in 112 mineral claims to a wholly-owned company of a former director of Secureview Systems, Inc. The Claim group was subject to a 2.5% Net Smelter royalty. The Company wrote-down the property to a nominal amount during 2001.

(7)	Loans Payable

		September 30,	March 31,
		2004	2004
	Torq Media Corporation	$-	$125,000
	Gary Schellenberg (former Director)	212,745	42,610
	519820 B.C. Ltd.	-	107,935
	Coast Mountain Geological Ltd.	-	62,200
		$212,745 -	337,745

The Torq Media Corporation Loan was unsecured and due on demand. During the period ended September 30, 2004, the loan was forgiven.

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SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated Financial Statements (Unaudited)

(7)

Loans Payable {Continued}

The loans payable to Gary Schellenberg, 519820 B.C. Ltd and Coast Mountain Geological Ltd are unsecured, non-interest bearing and have no fixed terms for repayment. In 2004 the loans to Gary Schellenberg, 519820 B.C. Ltd and Coast Mountain were reclassified as loans payable to Gary Schellenberg and his associated companies are no longer related.

Due to Director

(8)

The amount due to director is unsecured, non-interest bearing and has no fixed terms for repayment.

(9)

CaRital Stock

a) Authorized share capital consists of 100,000,000 common shares without parvaJue.

Price per share

Issued at March 31, 2002

Number of
shares	Total
13.658,642	4,892,377
137,000	13,146

13,795,642	4,905,523
2,400,000	75,000
16,195,642	__4,980,523

Shares for debt

0.096

Issued at March 31,2003 Shares for services

Issued at September 30,2004

0.03

At September 30, 2004, the Company had outstanding warrants to purchase 2,500,000 shares of the Company's common shares at a price of $.03 per share. The warrants became exercisable in 2004 and expire at various dates through 2007. At September 3O, 2004, 2,500,000 shares of common stock were reserved for that purpose.

Under the Company's stock option plan, the Company may grant options to employees, officers and dIrectors up to 1,300,000 of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for Issuance shall not exceed 10% of the Issued and outstanding shares, and the aggregate number of shares so reserved or issuance to one individual shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is fIVe years.

The following table summarizes the activity of common stock options during the period ended September 30, 2004.

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.f

(10)

(11)

(12)

(13)

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SECUREVIEW SYSTEMS, INC.

Notes to the Interim Consolidated FInancial Statements (Unaudited)

(9)

Capital Stock (Continued)

Outstanding, March 312004 Granted

Exercised

Cancelled

OUtstanding and exercisable, at September 30, 2004

427,729

427,729

In 2002, the Company granted 427,729 stock options, with an exercise price of $0.10 per share and a maturity date of January 21,2007. To date, none of these options have been exercised.

Income Taxes

At September 30, 2004, the Company has accumulated operating losses for income tax purposes of approximately $2,066,000 which may be carried forward to reduce taxable income of future years. The potential tax benefit of these losses has not been reflected in the financial statements as it is more likely than not that these losses will not be utilized. The operating losses will expire at various dates through 2015.

Related Pam Transactions

During the three months ended September 30, 2004 and 2003, directors and companies with common directors received $0 and $15,000, respectively, and $0 and $32,000 for the six months ended September 30, 2004 and 2003, respectively, for consulting, administrative, rent, office, shareholder relations and management services.

Segmented Infonnation

The Company operated primarily in one operating segment. All of the Company's assets and employees are located in Canada.

Sub$eguent Events

In a legal proceeding, subsequent to September 30, 2004, the Company was named a defendant by one of its creditors for unpaid legs] fees totaling $70,955. In an agreement dated November 30, 2004 the creditor agreed to settle for a cash payment of $50,000 and 20,000 common shares of the Company. The Company is required to repay the liability through a series of scheduled payments. The settlement is secured by 400,000 shares of the Company's common stock and is being herd in trust until the liability is repaid in full at which time the shares will be returned to the Company.

In another settlement dated October 26, 2004 (not subject to litigation) the Company assigned a creditor liability for unpaid accounting fees of $31,000 to a third party, in return the Company agreed to issue in the future, common shares of the Company. The number of common shares to be issued has not been determined as of the date of this interim report.

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